CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price[1]	Amount of Registration Fee[2]

Euro Floating Rate Senior Bearer Notes Due 2012	$312,775,000	$33,466.93

(1) The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.2511 per 1 Euro as of July 18, 2006.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $33,466.93 fee with respect to the $312,775,000 equivalent of Euro Floating Rate Senior Bearer Notes Due 2012 sold pursuant to this registration statement is offset against those filing fees and $1,246,989.84 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 83 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated July 18, 2006
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES G
Euro Floating Rate Senior Bearer Notes Due 2012

     We, Morgan Stanley, may not redeem these Global Medium-Term Notes, Series G, Euro Floating Rate Senior Bearer Notes Due 2012, which we refer to as the “notes,” prior to the maturity date thereof other than under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.
     The notes offered hereby will accrue interest from July 20, 2006 and constitute a further issuance of, and will be consolidated with, the Global Medium-Term Notes, Series G, Euro Floating Rate Senior Bearer Notes Due 2012 of Morgan Stanley issued on July 20, 2005, which we refer to as the “original notes,” and form a single series with those original notes. The issuance of these notes will increase the aggregate principal amount of the outstanding notes of this series to Euro 2,000,000,000. The notes will initially be issued in temporary global bearer form and will be designated by the temporary ISIN and temporary common code noted below. After an initial approximately 40 day period required for tax certification, we expect the notes offered hereby to be exchanged for notes in permanent global bearer form and to trade interchangeably with the original notes under the permanent ISIN and permanent common code noted below assigned to the original notes.
     Application will be made for the notes described herein to be admitted to the Official List of the Financial Services Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) and to trading on the gilt-edged and fixed-interest market of the London Stock Exchange plc. No assurance can be given that such applications will be granted.
     This document constitutes the pricing supplement relating to the issuance of notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated January 25, 2006 describing the Program for the Issuance of Global Medium-Term Notes, Series G, of Morgan Stanley. This pricing supplement is supplemental to and must be read in conjunction with such Base Prospectus.
     We will issue the notes only in bearer form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement. You may not exchange notes in bearer form at any time for notes in registered form.
     We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities,” subject to and as modified by the provisions described below.

Principal Amount:	Euro 250,000,000	Interest Determination	The second TARGET Settlement
Maturity Date:	July 20, 2012	Dates:	Day immediately preceding each
Settlement Date (Original			interest reset date
Issue Date):	July 25, 2006	Reporting Service:	Telerate (Page 248)
Interest Accrual Date:	July 20, 2006	Initial Offering Date for
Issue Price:	99.783% plus accrued interest from	Tax Redemption:	July 13, 2005
	the interest accrual date	Business Days:	London, TARGET Settlement Day
Specified Currency:	Euro		and New York
Redemption Percentage at		Calculation Agent:	JPMorgan Chase Bank, N.A.
Maturity:	100%		(London Branch)
Base Rate:	EURIBOR	Agent:	Morgan Stanley & Co.
Spread			International Limited
(Plus or Minus):	Plus 0.30%	Denominations:	Euro 50,000 and integral multiples
Index Maturity:	Three months		of Euro 1,000 in excess thereof
Initial Interest Rate:	3.104%	Temporary Common Code:	026223709
Initial Interest Reset Date:	October 20, 2006	Permanent Common Code:	022515241
Interest Payment Dates:	Each January 20, April 20, July 20	Temporary ISIN:	XS0262237091
	and October 20, beginning October	Permanent ISIN:	XS0225152411
	20, 2006	Other Provisions:	None
Interest Payment Period:	Quarterly
Interest Reset Dates:	Each interest payment date
Interest Reset Period:	Quarterly

     Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

MORGAN STANLEY
BANCA IMI	COMMERZBANK CORPORATES & MARKETS	DANSKE BANK
DZ BANK AG	FORTIS BANK	HYPOVEREINSBANK
ING FINANCIAL MARKETS	LLOYDS TSB	MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC
WESTLB AG

Supplemental Information Concerning Plan of Distribution

     We will issue these notes in temporary global bearer form with the temporary ISIN XS0262237091 and temporary common code 026223709. Once these notes have been exchanged for notes in permanent global bearer form, on or about September 3, 2006, they will be combined with our Global Medium-Term Notes, Series G, Euro Floating Rate Senior Bearer Notes Due 2012, issued on July 20, 2005, with the ISIN XS0225152411 and the common code 022515241, and offered pursuant to pricing supplement No. 61, dated July 13, 2005, to the prospectus dated November 10, 2004 and the prospectus supplement dated November 11, 2004. Following the exchange, both these notes and the original notes, in a combined aggregate principal amount of Euro 2,000,000,000, will bear the ISIN XS0225152411 and the common code 022515241.

     On July 18, 2006 we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amount of notes set forth opposite their respective names below at a net price of 99.433% plus accrued interest from the interest accrual date, which we refer to as the “purchase price.” The purchase price equals the stated issue price of 99.783% less a combined management and underwriting commission of 0.35% of the principal amount of the notes.

Principal Amount
Name	Notes

Morgan Stanley & Co. International Limited	Euro 225,000,000
Banca IMI S.p.A	2,500,000
Commerzbank Aktiengesellschaft	2,500,000
Danske Bank A/S	2,500,000
DZ BANK AG Deutsche Zentral-Genossenschaftsbank,
Frankfurt am Main	2,500,000
Fortis Bank	2,500,000
HypoVereinsbank	2,500,000
ING Financial Markets LLC	2,500,000
Lloyds TSB Bank plc	2,500,000
Mitsubishi UFJ Securities International plc	2,500,000
WestLB AG	2,500,000
Total	Euro 250,000,000

European Union Transparency Obligations Directive

     The proposed European Union Transparency Obligations Directive (the “Directive”) may be implemented in a manner which could be burdensome for companies such as us. In particular, we may be required to prepare financial statements in accordance with accounting standards other than U.S. GAAP. We are under no obligation to maintain the listing of the notes, and prospective purchasers of notes should be aware that, in circumstances where a listing of the notes by the UK Listing Authority would require preparation of financial statements in accordance with standards other than U.S. GAAP, or in any other circumstances where the Directive is implemented in a manner that, in our opinion, is burdensome, the notes may be de-listed. In such a case of de-listing, we may, but are not obliged to, seek an alternative listing for the notes on a stock exchange outside the European Union. However, if such an alternative listing is not available or is, in our opinion, burdensome, an alternative listing for the notes may not be considered. Although no assurance is made as to the liquidity of the notes as a result of listing by the UK Listing Authority, de-listing the notes may have a material effect on a noteholder’s ability to resell the notes in the secondary market.

PS-2